UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒  Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa informs
Mexico City, June 3, 2026 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV: TLEVISA CPO) announces that, in compliance with the resolutions adopted by the Company’s extraordinary general shareholders’ meeting held on April 28, 2026, today the Company issued zero-coupon mandatory convertible debentures (obligaciones forzosamente convertibles) into shares in the amount of $6,917,800,007.42 Mexican pesos (the “Convertible Debentures”).
The Convertible Debentures will not accrue interest and will be mandatorily converted into Series “A”, “B”, “D” and “L” shares of the Company and/ or ordinary participation certificates (“CPOs”) on the date that is one year following their issuance, subject to obtaining the applicable regulatory authorizations. The shares issued to support the conversion of the debentures will represent 19.48% of the Company’s capital stock once converted and will be subject to a one-year lock-up period following conversion of the Convertible Debentures, during which such shares may not be transferred to third-parties.
The subscription price of the Convertible Debentures was determined based on market price, taking into account the volume-weighted average trading price of the CPOs during the 30 calendar days prior to the issuance of the debentures.
The proceeds from the issuance will be used by the Company for general corporate purposes, including potential strategic transactions in the Mexican telecom sector, capital expenditures or prepayment of indebtedness.
The Convertible Debentures were privately placed and were subscribed by various investors including Messrs. Emilio Azcarraga Jean, Bernardo Gómez Martinez and Alfonso de Angoitia Noriega, as well as Fintech Latam S.á r.l. (“Fintech”) and Mr. Eduardo Tricio Haro. Once the debentures are converted, Fintech will have a participation, directly and indirectly, of 22.3% of the Company’s capital stock and has informed the Company that its investment is passive in nature, for which it has entered into the corresponding agreement.
In order to maintain the capital structure and the proportion of the Company’s Series “A” shares relative to the other share series and comply with the requirements under the law and its bylaws, Messrs. Azcárraga, Gómez, and Angoitia subscribed for Convertible Debentures that will convert into Series “A” shares of the Company under the same terms and at the same price per share.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager/ nespinozam@televisa.com.mx

Media Relations
Tel: (52 55) 5224 6420

Rubén Acosta, Communications General Director / racostamo@televisaunivision.com
Florencia López de Rodas, Communications and Media Director /  flopezd@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: June 4, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel